October 1, 2013

VIA ELECTRONIC TRANSMISSION

Justin Dobbie

Ada D. Sarmento

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Withdrawal of Icahn Enterprises Holdings L.P.’s
Registration Statement on Form S-4 (File No. 333-191413)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Icahn Enterprises Holdings L.P. (the “Company”) respectfully requests the withdrawal of its Registration Statement on Form S-4 (File No. 333-191413), together with all amendments and exhibits thereto (collectively, the “Holdings Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on September 27, 2013.

The request is based on a telephone conversation between Ms. Ada D. Sarmento and our legal counsel on September 30, 2013 on which the Commission advised us to (i) amend the existing registration statement on Form S-4 (File No. 333-191386), filed on September 26, 2013 by Icahn Enterprises L.P. and Icahn Enterprises Finance Corp., to add the Company as a coregistrant, and (ii) withdraw the Holdings Registration Statement, in order to avoid potential confusion from having multiple file numbers for the same offer to exchange. The Company confirms that no securities have been sold or exchanged pursuant to the Holdings Registration Statement.

Please send copies of the written order granting withdrawal of the Holdings Registration Statement to the undersigned at Icahn Enterprises Holdings L.P., 767 Fifth Avenue – Suite 4700, New York, New York 10153, with a copy to Company’s counsel, Proskauer Rose LLP, Eleven Times Square, New York, New York, 10036, facsimile: 212-959-2900, attention Julie M. Allen, Esq.

If you have any questions with respect to this matter, please contact Julie M. Allen at 212-969-3155 or jallen@proskauer.com

Very truly yours,

/s/SungHwan Cho

SungHwan Cho

Chief Financial Officer

Icahn Enterprises G.P. Inc.,
the general partner of Icahn Enterprises Holdings L.P.

cc:	Daniel A. Ninivaggi (Icahn Enterprises Holdings L.P.)
Julie M. Allen (Proskauer Rose LLP)